March 27, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Nolan McWilliams, Attorney-Advisor

Re:

Amendment No. 2 to Registration Statement on Form S-1

Filed March 19, 2013

File No. 333-186571

Dear Ms. Bednarowski and Mr. McWilliams:

Below please find our responses to the Staff’s comment letter dated March 27, 2013 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 3, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

Shares Eligible for Future Sale, page 38

1.

We note your revised disclosure on pages 17 and 38 in response to our prior oral comment regarding the date shares may be sold under Rule 144.  Please revise to provide the date that Blue Water filed “Form 10 information” as described in Securities Act Rule 144(i)(3).  Refer to Rule 144(i)(2).

We have revised the disclosures to include the following sentence “Blue Water’s Registration Statement on Form S-1 filed with the SEC on February 11, 2013 included current ‘Form 10 information’”.  See pages 17 and 38.

Ms. Bednarowski and Mr. McWilliams

March 27, 2013

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer